United States securities and exchange commission logo





                           April 28, 2021

       Xiuzhi Li
       Chief Executive Officer
       H&H Global Corp.
       87 N. Raymond Ave, Suite 200
       Pasadena, CA 91103

                                                        Re: H&H Global Corp.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 22,
2021
                                                            File No. 024-11488

       Dear Ms. Li:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 2, where you indicate that "all operations, controls, and directs are based
in the US." However, we also note that your amended disclosure and your website
indicate that your CEO is employed by Guangzhou Pharmaceutical
                                                        Group, which is located
in China. Given this fact, please advise what your response
                                                        "based in the US"
means, including whether your CEO is physically located in the United
                                                        States and primarily
directs, controls, and coordinates your activities from the United
                                                        States.
 Xiuzhi Li
H&H Global Corp.
April 28, 2021
Page 2
Governing Law and Legal Venue, page 12

2. We note your response to comment 3 and reissue. Please revise this risk factor and the disclosure on page 22 to clarify that the exclusive forum provision is only contained in your subscription agreement. In this regard, we note that your organizational documents do not contain an exclusive forum provision.
       Please contact Donald Field at 202-551-3680 or Charlie Guidry at 202-551-3621 with any other questions.



FirstName LastNameXiuzhi Li                                  Sincerely,
Comapany NameH&H Global Corp.
                                                             Division of
Corporation Finance
April 28, 2021 Page 2                                        Office of Trade &
Services
FirstName LastName